UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR

                      For the year ended December 30, 2002

                        Commission file Number: 0-29712


                              DOREL INDUSTRIES INC.
--------------------------------------------------------------------------------





          1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4
--------------------------------------------------------------------------------



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                     Form 40-F |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes |_|                     No |X|

            DOREL
LES INDUSTRIES DOREL INDUSTRIES, INC.

                                            C O M M U N I Q U E
DOREL JUVENILE GROUP, N.A.

                              DOREL REACHES TOP END OF EARNINGS GUIDANCE FOR
                                                FISCAL 2002

                           o        Earnings increase 31%
Cosco                      o        Sales up 8%, nudge US$1 billion
                           o        Recent European  acquisition  sets stage for
Safety 1st                          record  year
                           o        Total  debt,  net of cash,  reduced to US$39
DOREL JUVENILE GROUP,               million from US$217 million
EUROPE                     o        New Director named to Board

Maxi Cosi                  Montreal, March 4, 2003---Dorel Industries Inc. (TSX:
                           DII.A, DII.B; NASDAQ:  DIIBF) today released year-end
Bebe Confort               and  fourth  quarter  results  for  the  year  ending
                           December 30,  2002.  Sales for the year were just shy
                           of the  US$1billion  mark,  growing  by 8% to  US$992
HOME FURNISHINGS           million  compared to US$917  million a year ago.  The
                           Company  attained  the  top end of its  narrowed  EPS
 Ameriwood                 guidance,  issued  November 5, 2002,  posting diluted
                           earnings per share of US$2.00. This compares with net
 Ridgewood                 income of US$0.89 per share in 2001. In 2001, the net
                           income  figure  included  goodwill  amortization  and
 Dorel Home  Products      certain  one-time  charges.  Excluding  these  items,
                           earnings per share were US$1.64, an increase over the
 Cosco                     prior year of US$0.36 or 22%.  Full year earnings per
                           share  were  diluted  by  US$0.13  as a result of the
 Dorel Asia                additional shares issued by the Company in May 2002.

                           Net income for the year was US$61.6 million  compared
                           to US$25.5  million in 2001.  After adjusting for the
 EXCHANGES                 amortization   of  goodwill   and  certain   one-time
                           charges,  earnings  in  the  prior  year  were  US$47
                           million.
 CANADA:
 Toronto                   Cash flow from operations for 2002 was US$127 million
 Stock Exchange:           compared to US$47 million in 2001, an  improvement of
 DII.A, DII.B              US$80 million.  2002 accounts receivable  collections
                           and  inventory  turns were better than at any time in
                           recent years.  This  improved  cash flow  management,
 U.S.A.:                   combined  with the US$75 million of cash received for
 NASDAQ:                   shares issued during the year resulted in significant
 DIIBF                     debt reduction. Total debt, net of cash, decreased by
                           US$178  million to only  US$39  million  from  US$217
                           million at the end of 2001.
 CONTACT:
 Maison Brison             As stated on January 28,  2003 Dorel  expects to earn
 Rick Leckner              between  US$2.45 to US$2.56 per share for the current
 (514) 731-0000            fiscal year,  including the effect of the recent Ampa
                           Group acquisition.
 Dorel Industries Inc.
 Jeffrey Schwartz          Revenues and earnings for the fourth quarter and year
 (514) 934-3034            and December 30, 2002 were as follows:

--------------------------------------------------------------------------------
                         Summary of Financial Highlights
--------------------------------------------------------------------------------
                        Fourth quarter ended December 30
--------------------------------------------------------------------------------
           All figures in thousands of US $ (except per share amounts)

                                             2002           2001        Change %
--------------------------------------------------------------------------------
Revenue                                    240,988        219,472          9.8%
Income before amortization of goodwill
and one-time charges *                      14,626          8,472         72.6%
      Per share - Basic                       0.47           0.30         56.7%
      Per share - Diluted                     0.46           0.30         53.3%
--------------------------------------------------------------------------------
Net income (loss)                           14,626         (7,011)
      Per share - Basic                       0.47          (0.25)
      Per share - Diluted                     0.46          (0.25)
Average number of shares
outstanding -
diluted weighted average                31,957,233     28,629,036
--------------------------------------------------------------------------------





--------------------------------------------------------------------------------
                         Summary of Financial Highlights
--------------------------------------------------------------------------------
                             Year ended December 30
--------------------------------------------------------------------------------
           All figures in thousands of US $ (except per share amounts)

                                             2002           2001        Change %
--------------------------------------------------------------------------------
Revenue                                    992,073        916,769          8.2%
Income before amortization of goodwill
and one-time charges *                      61,595         46,954         31.2%
      Per share - Basic                       2.05           1.67         22.8%

      Per share - Diluted                     2.00           1.64         22.0%
--------------------------------------------------------------------------------
Net income                                  61,595         25,504        141.5%

      Per share - Basic                       2.05           0.91        125.3%

      Per share - Diluted                     2.00           0.89        124.7%
Average number of shares
 outstanding -
diluted weighted average                30,739,238     28,568,566
--------------------------------------------------------------------------------

* For 2001, calculated as Income from continuing operations before the amortization of goodwill, plus $12,402 which represents the after-tax impact of the one-time charge for product liability expense

"We are particularly proud of our record performance again this past year in light of the continuing sluggish U.S. and European economies. Our growth resulted from the development of innovative, popular products and solid relationships with the world's largest mass marketers. Sales grew despite unsteady consumer confidence and a mass merchant's entry into Chapter 11 protection. Over the years, we have created extremely strong channels of distribution by providing our customers with brand-name merchandise with rapid sell-throughs and by ensuring service that retailers can consistently count on. These distribution channels are a key to our continued growth," commented Dorel President and CEO, Martin Schwartz.

SEGMENTED RESULTS

JUVENILE

Sales for the year in Juvenile rose 5% to US$528 million. Earnings from operations were up 12% to US$43 million. In the fourth quarter, sales decreased just over 1% to US$107 million while earnings from operations rose 178% to US$6.6 million from US$2.4 million a year ago.

"We made a number of key moves in Juvenile this past year, addressing the important areas of product development, product safety, and sales. This has led to several operational improvements. The overall result has been a marked turnaround after Juvenile's disappointing performance in 2001. While pleased with the most significant bottom line improvement, sales were affected by difficult economic conditions in the U.S. and particularly in Europe," said Mr. Schwartz.

READY-TO-ASSEMBLE FURNITURE

Annual sales decreased 1% to US$257.5 million while earnings from operations rose 5% to US$48 million. Fourth quarter sales were basically flat at US$61 million. Earnings from operations rose 3% to US$12.7 million.

Improvements in productivity, operating cost containment, including lower raw material prices and aggressive marketing of a dynamic ready-to-assemble furniture line all contributed the RTA segment out-performing its competition. With an emphasis on continuous improvement and plant efficiency, a benchmarking program has been initiated at all Ameriwood facilities. Demand in Dorel's RTA business remains strong, in large part due to the significant depth of product offerings and solid customer relationships with U.S. mass merchants.

HOME FURNISHINGS

Home Furnishings sales were up 35% for the year to US$206 million. Earnings from operations saw a dramatic increase, reaching US$16.5 million from US$2.2 million last year. For the fourth quarter, sales increased 50% to US$72.5 million while earnings from operations jumped to US$5.3 million from last year's US$67 thousand.

The work begun last year to radically improve the futon business has been most successful. The line was solidly profitable in 2002, due to higher volume, spectacular increases in productivity and a better control of raw material costs. There is also a new, much clearer focus on Cosco's home furnishings business, with its own dedicated management team, including a separate design organization.

Dorel Asia continued its progress in 2002. Some of its products, such as affordable leather recliners, were hugely successful in the American market.

MODIFIED SEGMENTED REPORTING

As previously announced, the Ready-to-Assemble Furniture and Home Furnishings segments are being combined into one segment in fiscal 2003 to be known as Home Furnishings. Over the past number of years the operating units within these two segments have become increasingly integrated in the way they are operated and in the way they are reported internally. This change is in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The Juvenile segment will continue to report separately.

BOARD CHANGES

Mr. Harold P. (Sonny) Gordon, Q.C. has been appointed to the Company's Board of Directors, effective immediately. Mr. Gordon combines a diverse background of governmental, legal and international business experience. His career has included a Senior Partnership at the law firm Stikeman Elliott, both in Montreal and in London, England. He has also served for an extended period as a Director and Vice Chairman at Hasbro, Inc. (NYSE: HAS), a major toy and games company. Mr. Gordon is currently Chairman of Dundee Bancorp Inc. (TSX: DBCa.To), a financial services and merchant banking company. He also holds a number of directorships with publicly traded corporations and charitable organizations.

"Sonny's vast and varied international experience will serve Dorel extremely well, particularly as the Company's global reach continues to grow", stated Mr. Schwartz.

It was also announced today that Mr. Bruce Kaufman, a long-time Dorel Board member, has resigned as a director of the Company. Mr. Kaufman is to become increasingly involved in the day-to-day operations of one of Dorel's foreign subsidiaries. As a result, his role will change from that of an independent representative on the Dorel Board of Directors to a member of management.

"I wish to thank Bruce for his contributions as a member of the Board since we first went public. Since 1987, Bruce has helped guide Dorel as it has grown from a company with sales of roughly US$25 million in 1987 to a worldwide organization with sales well over US$1 billion expected in 2003", continued Mr. Schwartz.

OUTLOOK

"The improvements made throughout 2002 to our operations, gains in market share in all of our segments, our strong financial position and the recent, highly strategic juvenile products acquisition of the Ampa Group in Europe have established a very strong platform for an exciting 2003. We have also developed an exceptionally strong capability to source a wide variety of products, designed by Dorel, and manufactured in Asia, allowing us to maintain a highly competitive position. We will continue to be relentless in our pursuit to be the lowest cost producer in all areas of our operations. While we fully expect another record year, we must remain cognizant of the fragile economy and alert in order to capitalize on opportunities," concluded Mr. Schwartz.

PROFILE

Dorel Industries Inc. is a global manufacturer of consumer products. It specializes in two market segments: juvenile products and home furnishings. Dorel's extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; home furnishings such as a wide variety of Ready-to-Assemble (RTA) furniture for home and office use as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Dorel employs approximately 4,500 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in Holland and the Ampa Group which has major facilities in France, Italy and Portugal. Brand names marketed in Europe are Maxi-Cosi, Bebe Confort, Quinny, Safety 1st, Babideal, MonBebe and Baby Relax. Dorel's imported furniture business is carried out through Dorel Asia.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

INFORMATION FOR SHAREHOLDERS

Dorel Industries Inc. will be holding a conference call this afternoon at 4:00 PM Eastern Standard Time, to discuss its fourth quarter and year end results. Anyone interested is asked to call (514) 227-8860 (in Montreal or overseas) or 1-800-814-4941 (elsewhere in North America). It is also possible to sit in on the conference call through webcasting sites at the following addresses:
WWW.NEWSWIRE.CA or WWW.Q1234.COM.

If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 240125# on your phone. This tape recording will be available on Tuesday, March 4th as of 6:00 P.M. until 11:30 P.M. on Friday, March 7th.

                              DOREL INDUSTRIES INC.
                           CONSOLIDATED BALANCE SHEET
                             AS AT DECEMBER 30, 2002
                        ALL FIGURES IN THOUSANDS OF US $

                                                as at               as at
                                          December 30, 2002   December 30, 2001
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                          54,450              18,640
  Funds held by ceding insurer                       11,298                --
  Accounts receivable                                98,267              95,445
  Inventories                                       142,157             152,411
  Income taxes refundable                              --                 5,156
  Prepaid expenses                                   10,465               8,743
  Future income taxes                                11,114              11,195
                                          -----------------   -----------------
                                                    327,751             291,590


CAPITAL ASSETS                                       95,374              98,366
DEFERRED CHARGES                                     14,111              12,557
GOODWILL                                            155,669             151,624
INTANGIBLE ASSETS                                     5,818               4,055
FUTURE INCOME TAXES                                    --                 1,327
OTHER ASSETS                                         11,400               9,055
                                          -----------------   -----------------
                                                    610,123             568,574
                                          =================   =================
LIABILITIES
CURRENT LIABILITIES
  Bank indebtedness                                   8,346               7,911
  Accounts payable and accrued liabilities          131,805             104,873
  Income taxes payable                               11,721                --
  Current portion of long-term debt                   2,061               2,680
                                          -----------------   -----------------
                                                    153,933             115,464
                                          -----------------   -----------------

                                          -----------------   -----------------
LONG-TERM DEBT                                       83,301             225,246
                                          -----------------   -----------------
PENSION OBLIGATION                                   13,213              12,879
                                          -----------------   -----------------
FUTURE INCOME TAXES                                   5,670               3,073
                                          -----------------   -----------------

SHAREHOLDERS' EQUITY
CAPITAL STOCK                                       138,446              63,023
RETAINED EARNINGS                                   212,660             153,223
CUMULATIVE TRANSLATION ADJUSTMENT                     2,900              (4,334)
                                          -----------------   -----------------
                                                    354,006             211,912
                                          -----------------   -----------------

                                                    610,123             568,574
                                          =================   =================



                              DOREL INDUSTRIES INC.
                        CONSOLIDATED STATEMENT OF INCOME
             FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 30, 2002
                        ALL FIGURES IN THOUSANDS OF US $

                                              Fourth quarter ended                          Year ended
                                     -------------------------------------------------------------------------------
                                     December 30, 2002    December 30, 2001    December 30, 2002   December 30, 2001

SALES                                          240,988              219,472              992,073             916,769
                                     -------------------------------------------------------------------------------

EXPENSES
  Cost of sales                                184,196              175,050              760,423             718,123
  Operating                                     29,171               29,027              106,969              97,164
  Amortization                                   6,707                3,329               24,850              21,168
  Research and development costs                  (475)                (554)               3,698               2,569
  Product liability                               --                 20,000                 --                20,000
  Interest on long-term debt                     2,027                3,479                9,987              17,643
  Other interest                                   112                  238                  452                 819
                                     -------------------------------------------------------------------------------
                                               221,738              230,569              906,379             877,486
                                     -------------------------------------------------------------------------------

Income (loss) from continuing                   19,250              (11,097)              85,694              39,283
operations before income taxes and
amortization of goodwill

  Income taxes                                   4,624               (7,168)              24,099               4,731
                                     -------------------------------------------------------------------------------
Income (loss) from continuing                   14,626               (3,929)              61,595              34,552
operations before amortization of
goodwill

Amortization of goodwill                          --                  2,025                 --                 7,990
                                     -------------------------------------------------------------------------------

Income (loss) from continuing                   14,626               (5,954)              61,595              26,562
operations

Loss from Discontinued operations                 --                 (1,058)                --                (1,058)
                                     -------------------------------------------------------------------------------
NET INCOME (LOSS)                               14,626               (7,012)              61,595              25,504
                                     ===============================================================================


EARNINGS PER SHARE - BASIC:
  Before amortization of goodwill                 0.47                (0.14)                2.05                1.23
                                     -------------------------------------------------------------------------------
  From continuing operations                      0.47                (0.21)                2.05                0.94
                                     -------------------------------------------------------------------------------
  Net income                                      0.47                (0.25)                2.05                0.91
                                     -------------------------------------------------------------------------------

EARNINGS PER SHARE - DILUTED:
  Before amortization of goodwill                 0.46                (0.14)                2.00                1.21
                                     -------------------------------------------------------------------------------
  From continuing operations                      0.46                (0.21)                2.00                0.93
                                     -------------------------------------------------------------------------------
  Net income                                      0.46                (0.25)                2.00                0.89
                                     -------------------------------------------------------------------------------
SHARES OUTSTANDING
  Basic - weighted average                  31,303,176           28,170,492           30,097,165          28,159,026
                                     -------------------------------------------------------------------------------
  Diluted - weighted average                31,957,233           28,629,036           30,739,238          28,568,566
                                     -------------------------------------------------------------------------------


                              DOREL INDUSTRIES INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
             FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 30, 2002
                        ALL FIGURES IN THOUSANDS OF US $

                                                      Fourth quarter ended                            Year ended
                                             --------------------------------------------------------------------------------
                                             December 30, 2002    December 30, 2001    December 30, 2002    December 30, 2001
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Income (loss) from continuing operations:               14,626               (5,954)              61,595               26,562
Adjustments for:
  Amortization                                           6,707                5,354               24,850               29,158
  Future income taxes                                    1,958                4,323                4,711                5,704
  Loss (gain) on disposal of capital
assets                                                   1,061                 (256)                 858                 (146)
  Funds held by ceding insurer                         (11,298)                --                (11,298)                --
                                             --------------------------------------------------------------------------------
                                                        13,054                3,467               80,716               61,278
Changes in non-cash working capital                     49,419               60,540               46,222              (14,126)
                                             --------------------------------------------------------------------------------

CASH PROVIDED BY OPERATING ACTIVITIES                   62,473               64,007              126,938               47,152
                                             --------------------------------------------------------------------------------
FINANCING ACTIVITIES

  Decrease in long-term debt                           (20,130)             (34,780)            (142,704)             (40,320)
  Issuance of capital stock                                102                 --                 75,472                  528
  Repurchase of capital stock                             (174)                --                   (218)                --
  Share issue expenses                                    --                 (3,062)
  Increase (decrease) in bank indebtedness                (501)              (1,982)                (902)               3,258
                                             --------------------------------------------------------------------------------
CASH USED IN FINANCING ACTIVITIES                      (20,703)             (36,762)             (71,414)             (36,534)
                                             --------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Acquisition of subsidiary company                       --                   --                   --                 (9,156)
  Cash on hand                                            --                   --                   --                    548
                                             --------------------------------------------------------------------------------
                                                          --                   --                   --                 (8,608)
  Financed by long-term debt                              --                   --                   --                  8,608
                                             --------------------------------------------------------------------------------
 Additions to capital assets - net                     (5,898)              (4,071)             (15,840)             (11,199)
  Proceeds from sale of accounts
receivable                                                --                   --                   --                 27,750
  Other assets                                           2,120               (1,000)               2,120               (1,000)
  Deferred charges                                      (2,658)              (3,594)              (5,818)              (7,050)
  Intangible assets                                     (2,965)              (3,522)              (3,571)              (4,424)
                                             --------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES                                              (9,401)             (12,187)             (23,109)               4,077
                                             --------------------------------------------------------------------------------

NET CASH USED IN DISCONTINUED OPERATIONS                  --                 (3,675)                --                 (3,675)
                                             --------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                    850                1,010                3,395                  950
                                             --------------------------------------------------------------------------------

NET INCREASE IN CASH                                    33,219               12,394               35,810               11,970

Cash and cash equivalents, beginning of
period                                                  21,231                6,246               18,640                6,670
                                             --------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                54,450               18,640               54,450               18,640
                                             ================================================================================

                              DOREL INDUSTRIES INC
                   CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 30, 2002
                        ALL FIGURES IN THOUSANDS OF US $




                                                              2002        2001

BALANCE, BEGINNING OF PERIOD                                 153,223     127,719

Net income                                                    61,595      25,504

Share issue expenses (net of income taxes of
$1,072)                                                       (1,990)       --

Premium paid on repurchase of shares                            (168)       --

                                                            --------------------
BALANCE, END OF PERIOD                                       212,660     153,223
                                                            ====================

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                       DOREL INDUSTRIES INC.


                                       By: /s/ Martin Schwartz
                                       -----------------------------------------
                                       Martin
                                       Schwartz
                                       Title: President, Chief Executive Officer

                                       By: /s/ Jeffrey Schwartz
                                       -----------------------------------------
                                       Jeffrey Schwartz
                                       Vice-President, Finance and Secretary




Date: March 5, 2003